January 29, 2020

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F. Street, N.E.

Washington, D.C. 20549

Attention:    Ada D. Sarmento

Mary Beth Breslin

Re:	Organovo Holdings, Inc.

Registration Statement on Form S-4

Filed December 23, 2019

File No. 333-235683

Dear Mses. Sarmento and Breslin :

On behalf of Organovo Holdings, Inc. (the “Company” or “Organovo”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 19, 2020 relating to the Company’s above-referenced Registration Statement on Form S-4 (the “Form S-4”).

On behalf of the Company, we are also submitting via EDGAR a revised Form S-4 (the “Revised Form S-4”), and for the convenience of the Staff, we are providing to the Staff by courier copies of this letter and marked copies of the Revised Form S-4 against the Form S-4.

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Registration Statement on Form S-4

1. We note your disclosure here that Tarveda believes that the $13.6 million of gross proceeds from the December private placement of its Series 1 preferred stock and recapitalization, the anticipated cash that Organovo will have on its balance sheet at the effective time of the Merger, together with its existing cash and cash equivalents as of September 30, 2019, will fund the combined organization’s current operating plans through at least the next 18 months from the anticipated effective time of the Merger. Please reconcile this disclosure with the statement on page 211 that Tarveda expects that its existing cash and cash equivalents, including $13.6 million of gross proceeds from the December 2019 equity financing, will be sufficient to fund its operating expenses, capital expenditure requirements and debt service payments through September 2020.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company has revised the disclosure on page 41 to further clarify that the extended runway (18 months from the anticipated effective time of the Merger) is for the combined company post-Merger, and thus includes Organovo’s cash. The Company supplementally advises the Staff that the reason for difference is that the disclosure on page 211 of the Form S-4 (or page 222 of the Revised Form S-4) reflects Tarveda’s going concern analysis as a stand-alone business, whereas the disclosure on page 41 is for the combined company post-Merger.

Background of the Merger, page 96

2. We note your disclosure of certain discussions regarding potential strategic alternatives that predated both the August 2019 announcement that Organovo would be pursuing strategic alternatives and the strategic alternative process conducted by Roth. Please disclose how these discussions were initiated with the various parties.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company has revised its disclosure on page 96 of the Revised Form S-4 to disclose how the discussions regarding potential strategic alternatives were initiated with various parties prior to both the August 2019 announcement that Organovo would be pursuing strategic alternatives and the strategic alternative process conducted by Roth.

Specifically, in the first quarter of calendar 2019, the Company made efforts to raise capital through the issuance of its common stock. Despite these efforts, the Company was unable to complete the fundraising on acceptable terms or in a sufficient amount to support its development and business objectives. Following these unsuccessful financing efforts, the Company’s board of directors requested that the Company’s management team contact the Company’s customers, collaborators and distributors and other companies in pharmaceutical, 3D bioprinting and regenerative medicine in order to explore potential collaborations, licensing and other commercial arrangements. As a matter of completeness, the Company is including these discussions because, prior to the August 2019 announcement, certain of these collaboration, licensing and other commercial arrangement discussions eventually progressed to include discussions relating to merger transactions and other strategic combinations with certain companies who continued in the strategic alternatives process with the Company and Roth.

3. Please identify the members of the Special Committee of the Organovo board of directors that was formed to evaluate strategic alternatives and establish the material terms of the transaction with Tarveda.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Revised Form S-4 to identify the members of the Special Committee of the Organovo board of directors.

4. We note your disclosure that of the 27 companies that submitted non-binding indications of interest, eight were invited to present to the Organovo board of directors. Please revise to disclose the material terms of the bids from those eight companies and why the special committee selected those eight companies. We also note your disclosure that Organovo discussed and negotiated term sheets for a potential strategic transaction with four life sciences companies. Please revise this section to disclose how the material terms of the transaction were negotiated with those four companies, including how the deal value, pricing mechanism, exchange ratio and ownership split were negotiated. Please also disclose what led the special committee to select Tarveda’s offer over the other three parties.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company has added the requested additional disclosure on pages 104 and 105 of the Revised Form S-4 to disclose the material terms of the bids received from the eight companies and why the special committee selected those eight companies of the 27 companies that submitted non-binding indications of interest.

Further, in response to the Staff’s comment, the Company has added the requested additional disclosure on pages 110 and 111 of the Revised Form S-4 to disclose how the material terms of the transaction were negotiated with those four companies, including negotiations surrounding deal value, pricing mechanism, exchange ratio and ownership split.

Additionally, in response to the Staff’s comment, the Company has added the requested additional disclosure on pages 110 through 112 of the Revised Form S-4 to disclose what led the special committee to select Tarveda’s offer over the other three parties.

5. Please supplementally provide us with copies of all materials prepared by Roth and shared with your board of directors and their representatives, including copies of all board books and all transcripts and summaries, that were material to the board’s decision to approve the Merger Agreement.

RESPONSE TO COMMENT 5:

In response to the Staff’s comment, the Company is furnishing supplementally to the Staff under separate cover copies of the materials provided to the Company’s board of directors including the special committee of the Organovo board of directors by Roth Capital Partners, LLC (“Roth”) on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and is requesting confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83. In accordance with such Rule, the Company has requested that these materials be returned or destroyed promptly following completion of the Staff’s review thereof.

Summary of Material Financial Analysis, page 121

6. With respect to the analyses where Roth selected certain companies for purposes of comparison, please disclose whether any companies meeting the selection criteria were excluded from the analyses, and if so, why they were excluded.

RESPONSE TO COMMENT 6:

In response to the Staff’s comment, the Company has added the requested additional disclosure to page 132 of the Revised Form S-4 regarding whether any companies meeting the selection criteria were excluded from the analyses, and if so, why they were excluded. Specifically, companies with negative enterprise values resulting from a major setback in their technology or product pipeline were excluded due to lack of comparability.

Organovo Business

Intellectual Property, page 182

7. With respect to Organovo’s material patents and patent applications, please disclose the foreign jurisdictions where you own or license patents and where you have pending patent applications.

RESPONSE TO COMMENT 7:

In response to the Staff’s comment, the Company has revised the disclosure on page 193 of the Revised Form S-4 to disclose the applicable foreign jurisdictions where the Company owns or licenses patents and where the Company has pending patent applications.

Tarveda Business, page 184

8. We note several references to “improved efficacy” in the charts and graphs in this section. Please revise your disclosure to remove these statements as determinations of efficacy are solely within the authority of the FDA.

RESPONSE TO COMMENT 8:

In response to the Staff’s comment, the Company has revised the disclosure on pages 198 and 199 to remove statements regarding efficacy.

Tarveda’s Product Pipeline, page 189

9. We note that your pipeline table includes three programs in the discovery stage. Please provide us your analysis as to why you believe these programs are material enough to be included in your pipeline table.

RESPONSE TO COMMENT 9:

In response to the Staff’s comment, the Company has revised the pipeline table caption on page 200 to reflect the pre-clinical nature of these programs. The Company respectfully supplementally advises the Staff that is has included two pre-clinical programs in the pipeline chart as it believes that such information is important to an investor’s understanding of the active programs under development using Tarveda’s Pentarin platform, including Tarveda’s HSP90 binding miniature conjugate platform. The Company respectfully submits that these additional pre-clinical programs are material to an investor’s ability to assess Tarveda’s business prospects because they demonstrate the potential of Tarveda’s HSP90 binding miniature conjugate platform to carry a wide range of anti-cancer payloads such as kinase inhibitors, radioisotopes and other undisclosed programs. The Company respectfully notes that a key element of Tarveda’s strategy (as disclosed in the third bullet of the Tarveda Strategy section (beginning on page 193 of the Form S-4 (and page 203 of the Revised Form S-4)), is bringing additional miniature drug conjugates carrying other anti-cancer payloads into the clinic. Two of these pre-clinical programs have already identified the specific anti-cancer payload to be evaluated, which is why those targets– kinase inhibitors and radioisotopes – are separately broken out on the chart. The kinase inhibitor program is the furthest along of Tarveda’s pre-clinical programs and is expected to enter its IND enabling phase later in 2020 and is likely the next potential clinical program (after PEN-221 and PEN-866).Tarveda is also evaluating other anti-cancer payloads, in addition to these identified targets, but the Company has removed from the pipeline chart any reference to pre-clinical programs for which a specific anti-cancer payload has not been identified.

10. Please include a column for each of Phase 1, Phase 2 and Phase 3 in your product pipeline table.

RESPONSE TO COMMENT 10:

In response to the Staff’s comment, the Company has revised the disclosure on page 200 of the Revised Form S-4 to include a column for each of Phase 1, Phase 2 and Phase 3 in the product pipeline table.

Madrigal Pharmaceuticals, Inc. License Agreement, page 193

11. Please disclose the aggregate future potential milestone payments under the agreement and the royalty term.

RESPONSE TO COMMENT 11:

In response to the Staff’s comment, the Company has revised the disclosure on 204 of the Revised Form S-4 to disclose the aggregate future potential milestone payments under the agreement in this section of the Revised Form S-4 and added the royalty term as requested.

Intellectual Property, page 195

12. With respect to Tarveda’s material patents and patent applications, please disclose the type of patent protection and the applicable foreign jurisdictions.

RESPONSE TO COMMENT 12:

In response to the Staff’s comment, the Company has revised the disclosure on page 206 of the Revised Form S-4 to disclose the type of patent protection and the applicable foreign jurisdictions.

Loan and Security Agreement with Oxford, page 222

13. We note your disclosure that the 2019 Oxford Loan contains customary negative covenants limiting Tarveda’s ability to consummate mergers such as the one currently contemplated. Please revise your disclosure to indicate whether you require Oxford’s consent to consummate the merger, and, if so, whether such consent has been obtained.

RESPONSE TO COMMENT 13:

In response to the Staff’s comment, the Company has revised the disclosure on page 234 of the Revised Form S-4 to indicate whether it requires Oxford’s consent to consummate the merger, and, if so, whether such consent has been obtained. The Company has also updated the risk factor disclosure on page 42 of the Revised Form S-4 to note the same.

Unaudited Pro Forma Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 252

14. We note that you accumulate several pro forma merger adjustments to equity and show only the cumulative amount of the adjustments. So that we, and investors, may better understand your accounting and the impact of each adjustment, please quantify the amount of each adjustment separately either on the pro forma balance sheet or as part of your footnote disclosure in Note 4.

RESPONSE TO COMMENT 14:

In response to the Staff’s comment, the Company has revised its pro forma disclosures on pages 270 and 271 of the Revised Form S-4, footnote 4, to show a tabular reconciliation of the cumulative adjustments to equity. The Company has also added some additional disclosure in the pro forma footnotes on pages 270 and 271 of the Revised Form S-4 so as to better capture all pro forma adjustments individually from both a quantitative and qualitative perspective.

Principal Stockholders of Organovo, page 271

15. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by ARK Investment Management, LLC.

RESPONSE TO COMMENT 15:

In response to the Staff’s comment, the Company has identified the natural person[s] who have voting and investment control of the shares held by ARK Investment Management, LLC on page 285 of the Revised Form S-4.

Incorporation of Certain Documents by Reference, page 282

16. We note that you have incorporated by reference certain information about the registrant. It appears that you are not S-3 eligible and are, therefore, ineligible to incorporate by reference certain information that Form S-4 requires. Refer to General Instruction B.1 of Form S-4. Please provide an analysis as to your eligibility, or revise to include the disclosure required by Item 14 of Form S-4.

RESPONSE TO COMMENT 16:

In response to the Staff’s comment, the Company believes that it is eligible to incorporate by reference certain information on by Form S-4 pursuant to General Instruction B.1.a. because the Company meets the requirements of General Instruction I.A. of Form S-3 and the aggregate market value requirements of General Instruction I.B.1 of Form S-3, which require that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company equal $75 million or more. For purposes of calculating the aggregate market value of the voting and non-voting common equity held by non-affiliates, the Company does not currently consider any of its stockholders who are not directors or executive officers of the Company, including any such shareholders owning 10% or more of the Company’s common stock, to be “affiliates” of the Company.

As reported on Form S-4, the Company’s outstanding shares of common stock as of December 15, 2019 equaled 130,497,563. To calculate the Company’s non-affiliate public float, the Company deducted 308,383 shares held by the Company’s officers and directors for a total of 130,189,180 shares. Because the Company does not consider any other stockholders besides its officers and directors to be affiliates of the Company it did not deduct any shares held by any other stockholders for purposes of calculating the voting and non-voting common equity held by non-affiliates of the Company. To calculate the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company, the Company multiplied the closing stock price per share of the Company’s common stock on December 16, 2019 (a date that was seven days prior to filing of the Registration Statement) of $0.62 by 130,189,180 shares for an aggregate amount of $80,717,291.

The term “affiliate” is defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), as a “person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with,” an issuer. The term “control” is defined in Rule 405 under the Act as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

The Staff has consistently taken the position that the determination of “control” status is dependent in large part on the facts and circumstances involved and, therefore, has declined to state definitively what circumstances will result in a person being deemed to be in “control” of an issuer. While the Company recognizes that, as a rule of thumb, more than 10% ownership has become an informal benchmark at which control should be evaluated, such ownership, standing alone, is not dispositive.

Based on the most recent information available to the Company from Nasdaq and filings with the Securities and Exchange Commission on EDGAR, the only 10% or greater stockholder of the Company is ARK Investment Management, L.L.C. (“ARK”).

ARK is a passive investor and has reported its beneficial ownership on a Schedule 13G thereby disclaiming any control intent. Other factors evidencing that ARK is not an affiliate include:

•	Neither ARK nor any representative of ARK has ever served as an officer or director of the Company.

•	ARK does not possess the power, directly or indirectly, to elect or designate any member of the Company’s Board of Directors.

•	ARK does not have the ability, by relationship, contract or otherwise, to affect the management or policies of the Company.

•	There are no other control indicia with respect to ARK. There are no familial relationships and no other business relationships between the Company and ARK.

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Please do not hesitate to contact Jeff Thacker at (858) 436-8064 or jthacker@gunder.com, if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN LLP

By:	/s/ Jeffrey C. Thacker
Jeffrey C. Thacker

cc:	Craig Kussman

Taylor Crouch

Jennifer Bush

Organovo Holdings, Inc.

Jeffrey R. Vetter

Ryan J. Gunderson

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Andrew J. Fromkin

Tarveda Therapeutics, Inc.

Miguel J. Vega

Marianne C. Sarrazin

Cooley LLP